77c.    Matters submitted to a vote of security holders


1. The acquistion of the PPA Tax-Efficient Structured Emerging Markets Fund by the Eaton Vance Emerging Markets Fund, a series of Eaton Vance Series Trust II, took place on February 6, 2004.

(a) The meeting was held on January 16, 2004.

(c) The acquisition of the PPA Tax-Efficient Structured Emerging Markets Fund was approved by the following votes:

FOR:         5,054,620.370
AGAINST:     None
ABSTAIN:     None